Exhibit 99.1

Pembina Pipeline Corporation Announces Lump Sum Contract for Petrochemical Facility

All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"). For more information see "Non-GAAP Measures" herein.

CALGARY, Jan. 7, 2020 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) along with Petrochemical Industries Company K.S.C. ("PIC") of Kuwait, is pleased to announce that Canada Kuwait Petrochemical Corporation ("CKPC") has executed a lump sum engineering, procurement and construction ("EPC") contract related to the construction of the propane dehydrogenation ("PDH") facility within its integrated PDH and polypropylene ("PP") upgrading facility ("PDH/PP Facility"). With this contract, CKPC has fixed approximately 60 percent of the cost of the PDH/PP Facility thus far. In conjunction with execution of the lump sum contract, the Company also announces an update to its share of the capital cost for the PDH/PP Facility and project timing.

Following execution of the lump sum EPC contract and with cost certainty for approximately 60 percent of the project cost, Pembina has revised its proportionate share of the capital cost of the PDH/PP Facility, including the 100 percent directly-owned supporting facilities, to $2.7 billion. The increase over the prior estimate is associated with the PDH facility, which is now fixed under the lump sum EPC contract. The revised capital cost estimate will not affect Pembina's previously announced 2020 capital budget. CKPC now expects the PDH/PP Facility to be placed into commercial service in the second half of 2023.

"When faced with the proposition of trading returns for risk, Pembina has consistently chosen certainty and downside protection, particularly in new platforms or new businesses. Our relentless pursuit of a lump sum contract for the PDH facility reflects our disciplined and prudent approach to capital allocation," said Mick Dilger, Pembina's President and Chief Executive Officer. Mr. Dilger added, "This project is highly strategic for Pembina and our producer customers in the Western Canadian Sedimentary Basin. It offers a new demand source for domestically produced propane and supports ongoing development of Canada's world-class hydrocarbon resources."

CKPC has selected Heartland Canada Partners, a 50/50 partnership between Fluor Canada Ltd. ("Fluor") and Kiewit Construction Services ULC ("Kiewit") as the EPC contractor for the PDH facility. Both companies bring extensive EPC track records for safety, quality and delivery in the petrochemical space in Canada. The contractor selection process for the PP facility is ongoing.

Since initially announcing its intention to pursue the PDH/PP Facility, Pembina has been steadfast in its approach to de-risking the project, including: obtaining a 50 percent partner that is a world leader in petrochemicals; lump sum EPC contracting to mitigate capital cost risk; and securing at least 50 percent of its adjusted EBITDA from the project under fee-based arrangements. To date, Pembina has secured more than 40 percent of its adjusted EBITDA under fee-based arrangements and is in ongoing discussions with potential customers to increase the percentage above 50 percent.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently constructing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "plans", "will", "would", "could", "expects", "continue", "anticipate", "potential", "may", and similar expressions.

In particular, this news release contains forward-looking statements pertaining to, without limitation, the following: planning, construction, capital expenditure estimates, schedules, in-service dates, contractual and fee arrangements with respect to Pembina's and its affiliates' infrastructure expansions; expectations around continuing producer activity and development and growth of product supply; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation and processing services; Pembina's and its affiliates' corporate strategy; anticipated portion of future adjusted EBITDA from fee-based arrangements; ongoing negotiations and discussions with customers for additional services; and expectations regarding synergies, operational efficiencies, and integration of growth and development projects with Pembina's existing business and asset base; Pembina's corporate strategy expectations about future growth opportunities and demand for our service; and expectations regarding new corporate developments and impact on access to markets.

These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: the ability of Pembina to successfully negotiate and complete final commercial agreements; that counterparties to material agreements will continue to perform in a timely manner; that Pembina's joint venture partners will continue to provide support for joint venture projects; the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations; and prevailing interest and tax rates.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina or its joint venture partners or customers to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2018, which can be found at www.sedar.com.

The forward-looking statements are expressly qualified by the above statements and speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the term adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), which is a non-GAAP measure. Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and is also used by investors and analysts for assessing financial performance and for the purpose of valuing the Company, including calculating financial and leverage ratios. Adjusted EBITDA does not have any standardized meaning under International Financial Reporting Standards ("IFRS") and should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. These Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. For additional information regarding non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's financial reports, which are available on SEDAR at www.sedar.com and at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:39e 07-JAN-20